**Sonasoft Corp.**
**2150 Trade Zone Blvd, Suite 203**
**San Jose, CA 95131**

September 23, 2013

Received SEC

OCT 16 2013

Washington, DC 20549

Megan Akst,
Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Sonasoft Corporation
Amendment No. 8 to Offering Statement on Form 1-A
Filed August 16, 2013
File No. 024-10327

Dear Ms. Akst:

We hereby submit the responses of Sonasoft Corporation (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter, dated August 27, 2013, to Nand Khanna of the Company in regard to the above-referenced filing.

For convenience, each staff comment contained in your letter is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 8 to the Form 1-A ("Amendment No. 8"), filed with the Securities and Exchange Commission on September 23, 2013. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 8, as amended by the amendment(s).

<u>Capitalization, page 30</u>

1. Please revise the retained earnings as disclosed in the capitalization table to also include net income/loss – current as presented in your balance sheet disclosures.

**<u>Response</u>**: We have revised the retained earnings in the capitalization table to coincide with the retained earnings presented in our balance sheet disclosures.

<u>Financial Statements</u>

<u>Balance Sheet</u>

2. Although your response to prior comment 3 indicates that you revised the disclosures in Note 1(G) to clarify how much deferred revenue was classified as long-term versus short-term for each period presented, such disclosures were not included in the amendment provided. As

previously requested, tell us the amount of deferred revenue included in current liabilities and the amounts included in long-term liabilities for each period presented.

**Response**: We have revised our disclosures in Note 1(G) to the financial statements to include the amount of deferred revenue included in current liabilities and the amounts included in long-term liabilities for each period presented.

3. In your response to comment 20 in your letter dated April 23, 2013, you indicated that all the deferred revenue was included in current liabilities. It is unclear when you corrected your financial statements to reclassify certain amounts to long-term liabilities, as applicable. Tell us how and when you revised your financial statements.

**Response**: The financial statements included in Amendment No.8 have been revised to reflect the proper amount of deferred revenue in both long-term and current liabilities, as applicable.

Note 1. Summary of Significant Accounting Policies and Organization

(G) Revenue Recognition, page F-6

Prior comment 4

4. Your response to prior comment 4 indicates that you revised your disclosures according to the guidance in ASC 985-605; however, it is unclear how your revisions address our prior comment. Therefore, we reissue our previous comment. In your response to comment 2 in your letter dated July 17, 2013, you indicated that it is customary for customers to renew a two-year and three-year maintenance agreement for only one year upon initial expiration. Considering you do not appear to have any separate sales of your two-year and three-year maintenance contracts, please explain further how you are able to establish VSOE of fair value for maintenance in your two-year and three-year arrangements pursuant to the guidance in ASC 985-605-25-6. To the extent that you are unable to establish VSOE of fair value for all undelivered elements in your two-year and three-year arrangements, tell us your consideration to recognize the entire arrangement fee over the life of the maintenance contract pursuant to ASC 985-605-25-10.

**Response**: The Company currently sells maintenance contracts as separate items outside of the initial arrangement for an additional one-year term. The Company has yet to sell any two-year and three-year contracts separately outside of the initial arrangement in order to establish VSOE for the two-year and three-year agreements. In our financial statements, we have accounted for the sales of the arrangements with two and three year maintenance contract based on an established VSOE. The Company recognizes revenue from the installation and software components of the arrangement in the month sold, and the maintenance contract portion over the term of the maintenance contract.

Our revenue from contracts with either a two or three year term was $3,487, $2,170, and $0 for the period ended December 31, 2011, 2012, and March 31, 2013. As a result, our revenue was overstated by $1,897 and $667 for the year ended December 31, 2012 and 2011, respectively. In addition, the revenue reported for the three months ended March 31, 2013, is understated by $1,540. The difference takes into account that the sales were recognized ratably over the life of the maintenance contract sold.

The Company recognizes that sales without an established VSOE would require the total sales amount for all components of the contract to be recognized over the life of the contract. However, the amount of revenue for the two and three year contracts in the financial statements presented are minimal in reference to the total revenue for the same period, thus no adjustment has been made in the applicable period. The Company will monitor their revenue recognition for contracts that are sold with either two or three-year contracts, and will record the full contract price for future sales ratably over the term of the maintenance contract.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sonasoft Corporation

By:

Nand (Andy) Khanna
President and Chief Executive Officer